M E M O R A N D U M

June 10, 2009

To:	Catherine Brown
Ellie Bavaria
U.S. Securities and Exchange Commission
cc:	David Cosper
Stephen Coss
Sonic Automotive, Inc.

Thomas O’Donnell
Melinda Blundell
Moore & Van Allen PLLC

From:	Fried, Frank, Harris, Shriver & Jacobson LLP

Re:	Sonic Automotive, Inc. (the “Company”)

We are submitting this memorandum as a follow-up to our call on Tuesday, June 2, 2009. As discussed on our call, we respectfully submit that the negotiated exchange (the “Exchange Transaction”) of certain of the Company’s previously outstanding 5.25% Convertible Senior Subordinated Notes due May 7, 2009 (the “5.25% Notes”) for 6.00% Senior Secured Convertible Notes due May 15, 2012 (the “6.00% Notes”) and, with some holders of the 5.25% Notes, a combination of 6.00% Notes and shares of the Company’s Class A Common Stock did not involve a tender offer for the 5.25% Notes under the federal securities laws and therefore did not implicate Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Because neither the Exchange Act nor the rules promulgated thereunder define the term “tender offer,” federal courts have supplied the two standards relied upon to determine whether a transaction or series of transactions is a tender offer for purposes of federal securities laws.

•

The “Wellman Test” (see Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979), cited with approval in SEC Interpretation: Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, Release No. 34-43069 (July 31, 2000)).

•	The “Hanson Test” (see Hanson Trust plc v. SCM Corp., 774 F.2d 47 (2d Cir. 1985), cited id. at n. 3).

Fried, Frank, Harris, Shriver & Jacobson LLP

A Delaware Limited Liability Partnership

New York • Washington • London • Paris • Frankfurt • Hong Kong • Shanghai

The Company considered these tests, in consultation with counsel, in advance of and in connection with the negotiation and consummation by the Company of the Exchange Transaction. We believe that, whether viewed under the relevant criteria of the eight factors of the Wellman Test or more generally from the totality of the circumstances and the sellers’ need for the protection of the tender offer rules under the Hanson Test, the negotiation and consummation of the Exchange Transaction did not involve a tender offer for the 5.25% Notes under the federal securities laws.

The Wellman Test evaluates the following eight factors in determining whether a transaction may constitute a tender offer: (i) whether there is an active and widespread solicitation of public security holders; (ii) whether the solicitation is made for a substantial percentage of the issuer’s securities; (iii) whether the offer is made at a premium over the prevailing market price; (iv) whether the terms of the offer are firm rather than negotiable; (v) whether the offer is contingent upon the tender of a fixed minimum and perhaps subject to the ceiling of a fixed maximum number of securities to be purchased; (vi) whether the offer is open for only a limited period of time; (vii) whether the offerees are subjected to pressure to sell; and (viii) whether the public announcements of a purchasing program precede or accompany a rapid accumulation of large amounts of the target company’s securities.

“These factors are simply broad guidelines. They are factors to be weighed not simply counted numerically.” (Thomas Lee Hazen, Treatise on the Law of Securities Regulation, §11.4, 5th Ed. 2005).

Background

During the latter half of 2008 and continuing through the consummation of the Exchange Transaction, the automobile retailing industry was severely negatively affected by prevailing economic conditions and uncertainty in the overall economy in the United States. Due to the turmoil in the financial services industry, the availability of credit declined substantially. In addition, the lack of liquidity resulting from the financial services industry crisis negatively affected the Company’s ability to refinance its upcoming debt obligations.

As discussed in the Company’s filings with the SEC, the Company explored and considered a number of potential alternatives to satisfy its upcoming debt obligations. This comprehensive evaluation included restructuring the 5.25% Notes. During this process, the Company had to overcome several obstacles, including the downturn in economic conditions generally and in the automotive industry specifically, the volatility in the financial markets and the Company’s receipt of a going concern qualification in its auditor’s report. Because of the receipt of a going concern qualification, the Company’s ability to borrow under its revolving credit facility was limited to ordinary course transactions and the Company was specifically prohibited from borrowing under the credit facility to repay the 5.25% Notes in cash at maturity. As a result of the evaluation and negotiation process, the Company’s board of directors determined that the Exchange Transaction with certain holders of the 5.25% Notes in satisfaction of its obligations to those holders under the 5.25% Notes was the best available transaction to address the Company’s capital needs on a timely basis and was in the Company’s and its stockholders’ best interests.

The Exchange Transaction

The Exchange Transaction was extensively negotiated over several months with a limited number of sophisticated investors who were represented by an experienced, nationally recognized outside counsel. These negotiations were exclusively on a private basis subject to confidentiality agreements. The consideration in the Exchange Transaction was intended to be a par value exchange of the 5.25% Notes. There was no deadline for holders to participate in the Exchange Transaction, other than the May 7, 2009 maturity date of the 5.25% Notes.

The lack of active and widespread solicitation of public holders weighs against finding that the Exchange Transaction involved a tender offer.

Publicity is a key element of active and widespread solicitation. Since the Exchange Transaction was not widely publicized and all negotiations were conducted on a private basis with a limited number of investors subject to confidentiality agreements, there was no active and widespread solicitation of public holders. In addition, each of the holders that the Company approached was asked to sign a confidentiality agreement before they were provided with terms of a transaction.

During the negotiation of the terms of the Exchange Transaction, the Company and its advisors approached a limited number of holders of 5.25% Notes individually. Initially, representatives of the Company separately approached three holders (who, in the aggregate, held approximately 83% of the aggregate outstanding principal amount of 5.25% Notes) regarding a possible transaction involving the 5.25% Notes. Two of the three holders, who together held approximately 73% of the aggregate outstanding principal amount of the 5.25% Notes, retained experienced, nationally recognized outside counsel (Paul, Weiss, Rifkind, Wharton & Garrison LLP). The third holder chose not to participate in the negotiations initially, but rather to review any terms negotiated by the two other holders and Paul Weiss with the Company and then determine whether the terms were acceptable and what other terms it would want.

The Company and the two largest holders spent approximately 6 weeks negotiating the preliminary terms of the Exchange Transaction followed by negotiations with the third holder. Shortly thereafter, the preliminary terms were disclosed to eight additional holders, each of whom entered into confidentiality agreements. Prior to signing a confidentiality agreement, no offer was made and the potential terms of any transaction were not discussed. Throughout multiple rounds of negotiations, these additional holders and the three largest holders negotiated with the Company significant changes to the preliminary terms, including to (i) determine the terms under which holders participating in the Exchange Transaction would receive shares of the Company’s Class A Common Stock, in addition to 6.00% Notes, in exchange for their 5.25% Notes, (ii) modify the terms of the second lien that would secure the 6.00% Notes and (iii) provide one of the holders with the ability to receive its 6.00% Notes in uncertificated form.

The final terms of the 6.00% Notes, including the conversion price, continued to be heavily negotiated among the parties until the Subscription Agreement was executed on the night of May 4, 2009. As a result of this process, seven of the eleven holders entered into the Subscription Agreement. This confidential negotiation process with a limited number of highly-sophisticated, knowledgeable investors, ten of whom were qualified institutional buyers and one of whom was a sophisticated accredited investor, did not involve an active and widespread solicitation.

The lack of terms fixed by the Company in the Exchange Transaction and the extensive nature of the negotiations between the parties weighs against finding that the Exchange Transaction involved a tender offer.

The terms of the Exchange Transaction and 6.00% Notes were extensively negotiated between the holders with their counsel and the Company and its advisors over a period of months. The holders of the 5.25% Notes had considerable bargaining power and, given their sophistication, engaged the Company in a vigorous negotiation process that resulted in the terms of the Exchange Transaction.

For example, the conversion price and anti-dilution adjustments, redemption and repurchase provisions, covenants and form of security of the 6.00% Notes and the amount and form of consideration to be paid for the 5.25% Notes in the Exchange Transaction, were the result of extensive private negotiations among the Company, the holders and their advisors, and the terms were not finalized until the Subscription Agreement was executed a few days before the Exchange Transaction was consummated.

The lack of pressure by the Company on the holders and the duration of the negotiations weigh against finding that the Exchange Transaction involved a tender offer.

No time pressure was imposed by the Company on the holders. To the contrary, the Company and its advisors began approaching the holders of the 5.25% Notes more than two months before the May 7, 2009 maturity date.1 All parties were mindful of the May 7 maturity date and that if the Company could not reach an agreement with the holders of the 5.25% Notes prior to maturity of the 5.25% Notes, the Company would have been in default. Nevertheless, ordinary market pressure inherent in most transactions (i.e., being asked to make a choice) is not the same as undue pressure or coercion to sell

[1]

A month or more is typically not deemed limiting. See e.g., Clearfield Bank & Trust Company v. Omega Financial Corporation, 65 F.Supp.2d 325, 339 (W.D. Penn. 1999); Beaumont v. American Can Co., 621 F. Supp. 484, 501 (S.D.N.Y. 1985) (same); SEC v. Carter-Hawley Stores, Inc., 760 F.2d 945 (9th Cir. 1985) (fact that a recapitalization for up to 15 million shares was completed within 6 days was not limited where the short period of time was not imposed by the issuer). But see e.g., Wellman 475 F. Supp. at 824 (offer open from half an hour to overnight was limited); Mid-Continental Bancshares v. O’Brien, 1981 WL 1404 at *4, 11 (E.D. Mo. 1981) (twenty minutes to the end of the business day was a “limited” period of time).

the subject securities.2 Moreover, holders who did not participate in the Exchange Transaction would retain their right to payment in cash at maturity.

There is a difference between pressure to negotiate and come to a resolution to avoid default and the type of “untoward pressure the tender offer regulations were designed to prohibit.”3 In fact, the holders of the 5.25% Notes stated on a number of occasions during the negotiations that they were not concerned with the prospect of the Company defaulting on May 7 and felt confident of their position in a bankruptcy scenario. In addition, the financial savvy and sophistication of the holders of the 5.25% Notes insulated them against the type of pressure contemplated by the Williams Act.4

The Williams Act is concerned with time limitations only insofar as they pressure holders into making hasty and uninformed decisions based on fear that the offer may disappear if they do not act quickly.5 Although there was a May 7 maturity date of which all parties were mindful, the May 7 date was not imposed by the Company as a negotiating tactic. The negotiations began months before that date during which time all parties had sufficient opportunity to negotiate a transaction and make an informed decision whether to agree to the Exchange Transaction with the assistance of counsel and without fear or coercion.

The lack of a Company-imposed minimum participation requirement weighs against finding that the Exchange Transaction involved a tender offer.

The Company did not impose a minimum participation threshold for the Exchange Transaction. Even though the Subscription Agreement contained a minimum participation threshold of 85%,6 the threshold was set at a level equal to the percentage of 5.25% Notes that were committed to the Exchange Transaction on May 4, the date the Subscription Agreement was executed. The participating holders of the 5.25% Notes and the lenders under the Company’s credit facility required that the threshold be

[2]

Wellman, 475 F.Supp. at 825 (inordinate pressure when solicitees were told that favorable responses were coming in fast, and it was implied that either they had better make a hurried acceptance of this attractive offer or their chance would be gone”); Mid-Continental Bancshares, 1981 WL 1404 at *4, 11 (inordinate pressure to sell stock when the offers to sell were made through a number direct sales calls during which time offerees were told that they were being given a “one time only deal” and had anywhere from twenty minutes to several hours to make a decisions).

[3]

See e.g., Carter-Hawley Stores, Inc., 760 F.2d at 952. See also Ludlow Corp. v. Tyco Laboratories, Inc., 529 F. Supp. 62, 68 (D. Mass 1981) (no tender offer where shareholders were not pressured into making hasty, ill-advised decisions due to a premium, fixed terms, or active solicitation).

[4]	See Pin v. Texaco, 793 F.2d 1448, 1453 (5th Cir. 1986) (weighing the fact sellers were “highly sophisticated” against finding a tender offer).
[5]

See e.g., Brascan Ltd. V. Edper Equities, 477 F. Supp. 773, 789-92 (SDNY 1979) (without a high premium or threat that the offer will disappear, large purchases in a short time do not represent the kind of pressure the Williams Act was designed to prevent).

[6]	As discussed above, the three largest holders of the 5.25% Notes together held approximately 83% of the outstanding 5.25% Notes.

included as a closing condition in order to ensure that the holders that agreed to participate would not withdraw before consummation of the Exchange Transaction.

The consideration in the Exchange Transaction was intended to be the par amount of the 5.25% Notes, which weighs against finding that the Exchange Transaction involved a tender offer.

While the aggregate principal amount of the consideration that participating holders received on May 7 was intended to be the par amount of 5.25% Notes, the Company has been advised by its financial advisor in the Exchange Transaction (Moelis & Company) that the holders of the 5.25% Notes who participated in the Exchange Transaction actually value the 6.00% Notes at a discount to the cash they would have received if they did not participate in the Exchange Transaction. Specifically, while there is no active trading market for the 6.00% Notes (just as there had not been an active trading market for the 5.25% Notes in the period prior to maturity), the Company understands from Moelis that the holders of the 6.00% Notes do not ascribe much value to the conversion option even though the strike price was significantly reduced from the 5.25% Notes to the 6.00% Notes (and is proposed to be $4 per share upon the vote of the Company’s stockholders) because such conversion option is not exercisable until 2011 and the Company has a right to redeem the 6.00% Notes before such time. The Company has been advised by Moelis that the cash coupon of the 6.00% Notes was perceived by holders to be below the range for interest rates of comparable non-convertible instruments in the market. The non-participating holders received cash in full payment of the Company’s obligations under the 5.25% Notes on the maturity date and therefore were not required to accept a discount for their 5.25% Notes.

The substantial percentage of 5.25% Notes exchanged in the Exchange Transaction were the result of the percentage of 5.25% Notes held by the two largest holders, not the Company’s solicitation of a large number of holders, which weighs against finding that the Exchange Transaction involved a tender offer.

Unlike a traditional tender offer scenario involving a widely-held class of securities, ownership of the 5.25% Notes was concentrated in two large institutional holders. As discussed above, two holders held approximately 73% of the 5.25% Notes. Although the concentrated holdings of 5.25% Notes resulted in a large percentage participating in the Exchange Transaction, there were a number of holders whose participation was not solicited.

Moreover, the inquiry into what constitutes a “substantial” threshold is predicated on determining the point at which an offeror is attempting to gain control of a company. The Williams Act was designed for takeover situations, in which shares are solicited in an attempt to gain control of the company.7 As one court noted, “a corporation does not

[7]

See In re Paine Webber Jackson & Curtis, Inc., 15 Sec. Reg. L. Rep. ¶ 83,310, at 85,712 (SEC Dec. 12, 1982) (“‘changing or influencing the control of the issuer’ . . . [is] what Congress was driving at in enacting the tender offer legislation”).

become a tender offeror simply by proposing a paper exchange of securities. There must be contemplated some change of control.”8 Moreover, recapitalizations that do not involve a change of control are generally not considered to trigger this factor.9 In the present situation, the Company offered to exchange the 5.25% Notes of a limited number of holders for new notes and potentially other consideration as a way to restructure the Company’s obligations, not to gain control of the Company. The percentage of 5.25% Notes that the Company solicited should be less determinative in this situation where it is outside the context of a takeover attempt and ownership of the 5.25% Notes was heavily concentrated in a small number of large institutional investors.

There were no public announcements accompanying a large accumulation of stock, which weighs against finding that the Exchange Transaction involved a tender offer.

As discussed above, the Exchange Transaction was a privately negotiated transaction without any public announcement.

The Totality of the Circumstances

With respect to the Hanson Test, the determination turns on whether, unless tender offer rules are followed, there will be a substantial risk that offerees will lack information needed to make an educated investment decision.10 As discussed in more detail above, the Company notes that each of the participating holders is a highly-sophisticated, knowledgeable investor, represented by counsel and/or advisors. Each holder was given the opportunity to conduct due diligence either directly or through its counsel (such as Paul Weiss) and provided a representation to that effect in the Subscription Agreement. Therefore, the Company believes none of the holders required any additional information prescribed by the tender offer rules in order to make an educated investment decision. Further, the Exchange Transaction was negotiated with holders as a way to restructure maturing debt of the Company rather than as a means of accumulating shares and control of the Company. As one court noted, “a corporation does not become a tender offeror simply by proposing a paper exchange of securities. There must be contemplated some change of control.”11 Additionally, another court

[8]	Smallwood v. Pearl Brewing Co., 489 F.2d 579, 598-599 (5th Cir.), cert. denied, 419 U.S. 873 (1974).
[9]	See FMC Corp. v. Boesky, 727 F. Supp. 1182, 1198-1199 (N.D. Ill. 1989).
[10]

The court, in dicta, noted that “in the case of privately negotiated transactions or solicitations for private purchases of stock many of the conditions leading to the enactment of § 14(d) for the most part do not exist.” Hanson Trust, 774 F.2d at 56. With regard to private transactions “the solicitee . . . is less likely to be pressured, confused, or ill-informed regarding the businesses and decisions at stake than solicitees who are the subjects of a public tender offer.” Id.

[11]	Smallwood v. Pearl Brewing Co., 489 F.2d 579, 598-599 (5th Cir.), cert. denied, 419 U.S. 873 (1974).

found that a recapitalization without other indicia could not be characterized as a tender offer under the Williams Act as a matter of law.12

Conclusion

Based on the foregoing, we respectfully submit that the Exchange Transaction for the 5.25% Notes did not constitute a tender offer and therefore did not implicate Rule 13e-4.

[12]

See FMC Corp. v. Boesky, 727 F. Supp. 1182, 1198-1199 (N.D. Ill. 1989) (finding that a recapitalization was not a tender offer because it did not involve a change in control, the company’s board recommend a recapitalization in lieu of a tender offer and the recapitalization lacked other characteristics that typify tender offers, including the lack of pressure applied to holders, the information provided to holders to make an informed decision and the lack of a premium above market price for the stock).